

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Ms. Churyl Kylo
President, Chief Executive Officer, and Chief Financial Officer
Forever Zen Ltd.
960 12th Street
South Lethbridge, AL Canada T1J 2S7

>   **Re: Forever Zen Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed January 11, 2011**
>   **File No. 333-171637**

Dear Ms. Kylo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Securities Act Rule 419 applies to a company issuing penny stock that is a development stage company with no specific business plan or purpose, or whose business plan is to engage in a merger or acquisition with an unidentified company or companies. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." Please see Rule 419 and Securities Act Release No. 6932 (April 28, 1992). Your disclosure indicates the following:

    -   You are a development stage company with no revenues and have received going concern opinions from your auditor;
    -   You issue penny stock;

- You have nominal assets consisting only of cash; and
- You anticipate that you will need substantial additional funding to implement your business plan, and there appear to be no efforts or current plans for obtaining this funding.

These facts suggest that you are a blank check company and that the terms of your offering should comply with Rule 419. Please revise the Registration Statement accordingly, or supplementally provide a detailed explanation as to why Rule 419 does not apply.

2. Please note the updating requirements of Rules 8-02 and 8-08 of Regulation S-X.

Risk Factors, page 6

Because we have no real operating history and a new business model . . . , page 7

3. You state in the first sentence that you "have not completed the development of any products for [y]our skin care product business . . . ." However, in the next risk factor and elsewhere throughout your registration statement, you state that you have developed three products that are ready for sale and distribution. Please revise your registration statement as appropriate to reflect the current status of your products. Additionally, if you retain the "ready for sale and distribution" language, please explain, in an appropriate section, how your products are ready for sale and distribution as you do not indicate any agreements with manufacturers or any means for current distribution. In this regard, we note that the "Buy Now" feature on your website is currently disabled.

If we are unable to hire and retain key personnel . . . , page 8

4. In discussing "certain key personnel", you state that "the loss of any of those individuals may have a substantial effect on [y]our future success or failure." You also refer to management as "them" in the fourth sentence. These statements give the impression that you have more than one employee. Please revise this risk factor to clarify that you have one employee who serves in all official management and operational capacities.

New legislation, including the Sarbanes-Oxley Act of 2002, page 10

5. Please revise this risk factor to avoid describing the Sarbanes-Oxley Act as "new" or "recent", or reference specific rules and regulations that fit this description.

Directors, Executive Officers, Promoters and Control Persons, page 15

6. We note your statements that Ms. Kylo has been a Certified Canadian Realtor since 1990 and that she worked for Form 1 Land Inc. from 2007 to 2009. Please revise this section to clarify whether Ms. Kylo has been working as a Certified Canadian Realtor during any

of the past five years. Additionally, disclose Ms. Kylo's business experience in 2006 and 2010. Finally, please explain how Ms. Kylo's experience running a cosmetics business for three years over 20 years ago qualifies her to manage the company.

7. Please discuss Ms. Kylo's specific experience, qualifications, attributes or skills that led you to the conclusion that she should serve as your sole director.

8. We note your disclosure of your director and executive officer's involvement in certain legal proceedings during the past five years. Please ensure that you describe any of the Regulation S-K Item 401(f) events that occurred during the past ten years.

Description of Business, page 18
General

9. Please include disclosure estimating the amount spent on research and development activities. Refer to Item 101(h)(4)(x) of Regulation S-K.

Business of Company, page 18

10. We note here and on page 21 that your products are "inspired by Eastern spiritualism and philosophies" and that you intend for your products to "cater to men who wish to meet their grooming and skincare needs through a disciplined and holistic approach that incorporates diet, exercise, and an Eastern philosophy." Please revise your disclosure to explain how Eastern spiritualism and philosophies have shaped your products and how your products incorporate diet, exercise, and an Eastern philosophy.

11. You state that you "intend to manufacture and distribute [y]our product online initially, and eventually through conventional skincare retailers." Please revise your disclosure to include a discussion of when you expect to begin the rollout of your products. Additionally, please disclose whether you currently have the capability to sell your products online, including whether you have the necessary information technology and manufacturing and distribution networks in place. If you do not, please disclose whether you have taken any steps to reach that capability. In this regard, we note on page 24 that you have begun negotiations for the manufacture of your product on a contract basis.

Men and Skincare, page 18

12. We note the disclosure on pages 18-21 regarding certain industry reports (e.g., Datamonitor, Euromonitor International, comScore, and Cowen & Co. reports). Please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of

Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

Men's Grooming and Skincare Industry, page 20
Skincare, page 20

13. You state, "Global skincare markets have no fear of being threatened by the suffering economy". Please reconcile this statement with the last risk factor on page 7, which discusses the effects that the general economic downturn may have on your business.

E-Commerce: The Online Shopping Market, page 21

14. We note your discussion of 2006 online spending in the first paragraph. Considering the downturn in the economy since 2006, please revise this section to provide current statistics. Similarly, please ensure that the 2011 and 2012 predictions you provide in the second and third paragraphs reflect current expectations. Finally, we note the 20% estimate you provide for e-commerce sales growth in 2007. Please disclose actual 2007 e-commerce sales growth, or remove the estimated sales growth figure.

Our Products, page 21

15. Please provide support for your characterization of "the current success of online sales for men's skincare products". In this regard, we note your discussion of e-commerce sales growth refers to e-commerce generally and not specifically to men's skincare products.

16. Please explain how your products will be beneficial to helping men find "harmony with self and nature".

17. Please disclose the current status of the products in the bulleted list on page 22. Specifically, please disclose whether you are actively developing each product or whether you have not yet started development but plan to do so in the future. If you plan to begin development in the future, please disclose when you expect to begin development. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Our Website, page 22

18. You state in the second sentence of the first paragraph that your website "is one of the sales channels through which [you] sell [y]our Product." Please remove this statement, as well as the third sentence, as it appears you do not currently sell your products.

19. In the second paragraph, you state that your website includes "a general discussion of skin therapies and products, and recommended strategies for skincare." Please remove this statement as your website does not appear to include such a discussion.

20. Please disclose the terms of your "Total Satisfaction Guarantee".

21. In the last paragraph, we note the other means by which you intend to earn revenue. Please disclose whether you have taken any steps toward realizing these intentions.

Competition, page 23

22. Please revise this section to explain how you compete primarily, in part, on brand name recognition when your competitors have greater brand recognition than you.

Intellectual Property, page 23

23. Please disclose whether you have filed patent applications for the three products you state are ready for sale and distribution.

Employees, page 23

24. Please disclose whether Churyl Kylo works full-time for the company. Refer to Item 101(h)(4)(xii) of Regulation S-K.

25. Please remove reference to management "team" as you currently have only one member of management. Similarly, please remove references to "directors" throughout the registration statement.

26. We note your statements that you intend to expand current management and employ sales representatives. Please tell us when you anticipate hiring such personnel.

Description of Property, page 24

27. Please disclose whether your current property is adequate and suitable for your needs. Refer to Instruction 1 to Item 102 of Regulation S-K.

Management's Discussion and Analysis, page 24

Product Development, page 24

28. You state that your products have "unique and innovative anti-aging qualities relative to similar products in the marketplace." In the business section, please be sure you fully describe what makes your products' anti-aging qualities unique and innovative.

Sales and Distribution Strategy, page 24

29. We note your statement that you "will conduct special promotions providing small amounts of [y]our products to a few major stores, while allowing them to pay [you] on a net 90 basis." Please also disclose, if true, that there is no guarantee that these stores will accept your special promotions and sell your product.

Liquidity and Capital Resources, page 26

30. You state that you have insufficient cash for the next twelve months. Please revise your disclosure to also state the estimated deficiency in dollar terms. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Registration Rights

31. We note the reference to the filing of a Form 8-A, however, it is not clear to us whether you intend to register your securities under Section 12(b) or 12(g) of the 34 Act. Please advise.

Financial Statements

Statement of Cash Flows, page F-5

32. Please revise to disclose the effect exchange rate changes on cash balances held in foreign currencies as part of your reconciliation of the change in cash and cash equivalents. Please see ASC 830-230-45-1.

Item 15. Recent Sales of Unregistered Securities, page 34

33. You state that the 1,500,000 shares sold to Ms. Kylo were issued at $0.04 per share for $30,000 in proceeds. Please revise this disclosure to state an accurate per share and aggregate selling price. In this regard, we note that 1,500,000 shares sold at $0.04 per share would total $60,000 in proceeds.

34. For both the March and June 2010 sales, please state briefly the facts you relied upon to make the exemption available. Additionally, for the June 2010 private placement, please indicate the specific rule(s) of Regulation S under which you claim exemption from registration. Refer to Item 701(d) of Regulation S-K.

Item 17. Undertakings, page 34

    35. We note that your Registration Statement includes the undertakings required for registrants relying on Rule 430B as well as those for registrants relying on Rule 430C. It does not appear, however, that the company is relying on Rule 430B in the prospectus as filed. Please clarify which rule the company is relying on in this filing by including only the undertakings required for that rule. If the company intends to rely on Rule 430B, please advise us of the basis for your belief that the company is eligible to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Scott Doney, Cane Clark, LLP (*via facsimile at* (702) 944-7100)